Stellar Biotechnologies, Inc. 332 East Scott Street Port Hueneme, California 93401 Phone: +1 (805) 488-2800 Fax: +1 (805) 488-2889 InvestorRelations@stellarbiotech.com

OTCQB:  SBOTF

TSX-V:  KLH

Letter from the President

August 5, 2013

Dear Shareholders and Potential Shareholders,

I am very pleased to provide this review of the year’s achievements and report on current business activities at Stellar Biotechnologies.

This letter gives us the opportunity to highlight Stellar’s progress and strategies, and to demonstrate how we believe the past year’s hard work and many accomplishments can transform our corporate goals into long-term growth and shareholder value.

This has been a significant and transformative year for the Company, with every milestone achieved consistent with our corporate mandate:

•

Expand our world-leading position in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH).

•

Leverage our expertise into a portfolio of Stellar KLH™ products for vaccine conjugation and immune stimulation, and new markets for KLH protein.

•

Acquire, or collaborate on, complementary technologies to support Stellar’s expansion in immunotherapy.

We are proud to recap the advancements made in Stellar’s business:

Clostridium difficile Vaccine Program:  Exclusive Worldwide License & Preclinical Progress

On July 30, 2013, Stellar announced acquisition of the exclusive, worldwide license to a broad portfolio of intellectual property and promising C. diff immunotherapy technology.  This is exciting technology developed at the University of Guelph (Ontario, Canada) (“Guelph”) for the treatment of Clostridium difficile infection (“C. diff”).  C. diff is a potentially fatal intestinal bacteria that is fast emerging as the most common hospital-based infection in the United States.

This license gives Stellar exclusive rights to develop, manufacture and sell human vaccines and diagnostics covered by Guelph patents.  Specifically, the license covers a family of international patents and patent applications related to cell-wall polysaccharides of C. diff.

We see high potential in this compelling science, as well as an excellent fit in our goal to acquire KLH-complementary technologies as the basis for building Stellar’s own immunotherapy program.  For the past year, under terms of Stellar’s exclusive option agreement (announced April 12, 2012), a joint team of scientists have conducted preclinical studies to evaluate whether conjugate vaccines combining the Guelph technology with Stellar’s KLH protein as adjuvant can impact C. diff infection.  We recently announced that the results of these studies will be presented at the preeminent ClostPath Conference this October.

Preclinical studies are ongoing and we will continue evaluating new KLH-conjugate immunotherapy candidates for the treatment of this devastating disease.  Study results will be press released upon publication or presentation at scientific conferences.

There is an added bonus, and potential new market opportunity, afforded by Stellar’s PSII/KLH approach to C. diff:  Not only does a PSII/KLH conjugate have the potential to be a major infectious disease immunotherapy, but we are concurrently demonstrating the utility of Stellar KLH as an adjuvant in mucosal vaccines which opens the door for a variety of new uses for Stellar KLH technology.

The Stellar C. diff program has generated interest and inquiries from major pharmaceutical companies.  Our immediate goal is to progress this program internally, while actively pursuing strategic relationships with major pharma/biotech partners that will accelerate this program and grow shareholder value.

Aquaculture and Manufacturing:  Two Major Milestones

Stellar’s aquaculture program is the culmination of decades of highly-specialized development and a range of disciplines.  We’ve set an unprecedented benchmark for KLH manufacturing with these two recent accomplishments:

For the year ending 2012, Stellar exceeded its aquaculture hatchery goal by nearly 30%, the combined result of expanded facilities and new methods we developed for the cultivation of the Giant Keyhole Limpet (Megathura crenulata), the scarce marine source for KLH protein.  Concurrently, Stellar achieved an industry milestone in aquaculture science by successfully sustaining the complete life cycle of multiple generations of the Giant Keyhole Limpet.

Control, quality and traceability are highly valued and critical criteria for pharmaceutical products.  Stellar now has the world’s only demonstrated aquaculture system with multiple generations of the Giant Keyhole Limpet grown within the Company’s own land-based facility.  Other KLH suppliers are reliant on scarce, wild populations of limpets and cannot offer KLH that meets our standards.

These achievements allow Stellar to deliver an unprecedented level of control over KLH protein source and traceability for pharmaceutical customers, while ensuring survival of a wild species.  We are extremely proud to represent these ground-breaking industry and environmental standards.

The net result of these operational achievements positions Stellar as the only company capable of assuring supplies of GMP grade KLH in quantities that can meet anticipated long-term demand within the pharmaceutical industry.

Given sufficient funding to continue scale-up, Stellar’s projected production capacity is 4-5 kilograms per year within the next four years, and up to 20 kilograms per year a few years after that, depending on our customer’s requirements and supply agreement commitments.

Regulatory:  New BB-MF Filed with FDA

In March 2013, we submitted a Type IV Biologics Master File (BB-MF) for our subunit KLH to the U.S. Food and Drug Administration (FDA) Center for Biologics Evaluation and Research (CBER).  This was a new BB-MF for Stellar, in addition to the master files we already maintain at the FDA for our KLH products.  These files allow Stellar to control access to the Company’s manufacturing data while supporting our customers’ needs to reference our data as part of their vaccine product applications.

A BB-MF is a confidential, detailed dossier kept on file at the FDA which contains the proprietary information on the manufacture and safety of a drug component.

Our goal is to help expedite the regulatory process for any Stellar customer’s drug products utilizing our KLH protein.

New Patent Applications:  Expanded Stellar IP and Market Opportunities

We made good progress securing new intellectual property (IP) which will raise the barriers of entry even higher against other companies achieving sustainable KLH manufacturing, as well as open future untapped market opportunities for Stellar KLH.

Two significant IP milestones were achieved:

February 2013

Provisional patent application submitted to U.S. PTO for new innovations related to Stellar KLH-based combinatorial adjuvant technology.  The application included claims for pharmaceutical grade adjuvant compositions, manufacturing processes and uses in a wide range of vaccine therapies.

A fast-growing, leading sector of drug development is the area of immunotherapy (therapeutic vaccines) that can mobilize the immune system to fight cancer, autoimmune conditions and infectious diseases.  But many of these subunit vaccines require an adjuvant to be effective.  Stellar has identified a new adjuvant technology based on the long-standing safety and immune-stimulating properties of KLH.

We believe a KLH adjuvant approach has the potential to improve vaccine potency, reduce toxicities, and offer highly targeted immune activation.

October 2012

U.S. Letters Patent Application filed to protect Stellar inventions related to KLH manufacturing controls, KLH formulations, and kits used in immunotoxicology and immune status testing.

This is a key step in our strategy to continually expand and strengthen the proprietary boundaries around the Company’s KLH technology.  Our scientists are vigilant with regard to recognizing and securing novel technology discovered in the course of our work.

Scientific Presentations & Peer-Review Recognition

The pharma/biotech industry considers peer-review publication and conference presentations essential to validating scientific quality.  In addition, we know the importance of these activities to furthering Stellar’s competitive position, establishing Stellar at the forefront of KLH science, and broadening exposure for the Company with potential corporate partners and customers.

Stellar was proud to have its work accepted for peer-review publication, and presented at scientific conferences, this past year.  Below is a recap.  You can read more at the KLH Site.

Annual 2013 National Science Foundation Conference (NSF), May 2013.

“Megathura Crenulata Post Larval Culture – Bottleneck for a Valuable Medical Resources.”

This poster presentation recapped Stellar’s innovations that have allowed us to achieve, for the first time in the KLH industry, systems and processes that protect and sustain multiple generations of the Giant Keyhole Limpet in land-based aquaculture.  These accomplishments are critical to supplying enough clinical-quality KLH to meet the future demands of pharmaceutical companies and researchers.  Stellar’s work was partially supported by NSF SBIR Phase I/II and Phase II/IIB funding.

Expert Review of Vaccines Journal, Vol. 12, No. 4, April 2013.

“Carbohydrate-based Clostridium difficile Vaccines” journal article co-authored by scientists from Stellar, the University of Arizona, and the University of Guelph.

This peer-review article described biochemical characteristics of C. diff that support the Company’s KLH-carbohydrate-based vaccine approach to potential C. difficile treatment.  Our strategy with this vaccine utilizes Stellar KLH as a carrier/adjuvant for C. difficile PSII polysaccharide.  The article recapped our team’s preclinical work demonstrating PSII/KLH conjugation, vaccine immunogenicity, and KLH as an adjuvant to stimulate intestinal immunity.

We believe that vaccines composed of C. difficile polysaccharides and KLH represent promising next-generation treatments for this formidable disease.

Annual Meeting of the Society of Toxicology (SOT), March 2013

“T-Cell Dependent Antibody Responses (TDAR) in the Rat:  Forms and Sources of KLH Matter”

This poster, co-authored by scientists from Amgen and Stellar and presented by Amgen, included the results from a preclinical study of KLH conducted together by the companies.  The study showed that manufacturing source and molecule form can impact the magnitude and consistency of antibody response to KLH.

These findings are very important because they serve as independent confirmation of Stellar’s internal studies and our belief that the Company’s proprietary manufacturing produces a KLH protein with superior immunogenicity over other commercial sources of the protein when used for human and preclinical TDAR testing of drugs in pharmaceutical development pipelines.  Our goal is to establish Stellar KLH as the industry gold standard.

World Congress of Marine Biotechnology, September 2012

Speaking at this congress allowed me to emphasize Stellar’s environmental commitment to ensuring sustainable supply of KLH protein and the importance of the ocean’s fragile resources to pharmaceutical sciences.

Annual ICAAC Conference: Interscience Conf. on Antimicrobial Agents and Chemotherapy, Sept. 2012.

“Keyhole Limpet Hemocyanin (KLH) N-Glycans Share Similar Structural Features with Saccharides of Schistosoma, Trypanosoma, Leishmania, Cryptococcus, Apergillis, Candida, E. coli, Salmonella, Clostridium and Hepatitis C virus (HCV)”

This poster presentation highlighted biochemical characteristics of KLH not previously appreciated among the scientific community.  This is a good example of Stellar’s commitment to pioneering KLH basic research and discoveries.

Annual ImVacS Summit:  Immunotherapeutics & Vaccine Summit, August 2012

“Keyhole Limpet Hemocyanin (KLH): A Unique, Unlikely Pharmaceutical Product.”

These findings demonstrated that KLH induces robust Th1 and Th2 immune responses.  The poster concluded that KLH protein appears to be a uniquely well-qualified alternative to traditional adjuvants, either for use as a vaccine carrier with adjuvant properties or in TDAR testing of potential drug candidates such as the new immune modulating drugs and immunotherapies.  We are evaluating the utility of Stellar KLH as an adjuvant in mucosal vaccines in conjunction with our C. diff program.

U.S. OTCQB Listing:  Stellar Biotech Shares Began Trading in U.S.

Stellar became a fully-reporting Canadian public company with the U.S. Securities & Exchange Commission (SEC) in 2012, after which we worked with the SEC to achieve U.S. exchange listing.

In January 2013, we were very pleased to announce that the Company’s stock was listed for trading on the OTCQB Market under the symbol SBOTF.  In addition, Stellar’s stock became fully DTC Eligible which facilitates electronic trading and market making of the Company’s shares in the U.S.

Stellar is now publicly traded on the Canadian TSX Venture Exchange (TSX-V: KLH), the U.S. OTCQB Marketplace (OTCQB: SBOTF), and the Frankfurt Stock Exchange (FSE: RBT).  Stellar’s filings are available on SEDAR in Canada (www.sedar.com) and EDGAR in the U.S. (www.sec.gov/edgar.shtml).

Corporate and Investor Presentations

We broadened activities around communicating Stellar’s corporate story and goals directly to investment and partnering communities.  To assist with these efforts, we retained the services of MZ Group as investor relations advisor.  MZ Group is working with Stellar in multiple facets of corporate and financial communications, helping us to strengthen outreach in the U.S. and Canada.

Below is a list of the past year’s events.

You will find the current investor presentation, corporate profile, and May 2013 audio cast, online at http://stellarbiotechnologies.com/investors/profile_presentations/

Second Annual Marcum Microcap Conference New York City, May 2013	LD Micro Conference Los Angeles, December 2012
Biotech Showcase San Francisco, January 2013	Stellar Biotechnologies Conference Call December 2012
Noble Financial Capital Markets Ninth Annual Equity Conference Hollywood, Florida, January 2013	SoCalBio Investor Conference Los Angeles, November 2012

Leadership

Last month, Stellar announced the appointment of Kathi Niffenegger, CPA, to the position of Corporate Secretary for the Company.  Ms. Niffenegger has held the positions of U.S. Corporate Controller for Stellar since 2012, and outside CPA since the Company’s inception in 1999.

In June 2013, the Company announced that Darrell Brookstein was leaving his role as Executive VP and his position on the Board of Directors, to devote more time to personal and outside business commitments.  The Board sincerely thanks Darrell for his continuing support and enthusiasm for the Company, and for his many contributions to Stellar’s early corporate structuring and transformation into public entity.

Last August, I was pleased to appoint two highly-regarded members of the Stellar team to C-Level positions – Herbert Chow, Ph.D. was appointed as Chief Technology Officer (CTO) and Catherine Brisson, Ph.D. was appointed as Chief Pharmaceutical Officer (CPO) for the Company.  Both Dr. Chow and Dr. Brisson have been instrumental in the Company’s achievement of the milestones recapped in this letter.  Their pharmaceutical industry experience, understanding of KLH technology, and leadership abilities has proven pivotal to achieving Stellar’s corporate goals.

In 2012 we expanded the Board with two key appointments – Gregory Baxter, Ph.D. and Mike Sampat.  Together, these individuals brought independent experience in financial management, fund-raising, and the biotechnology industry.

Investor Relations & Corporate Communications

The accumulation of progress and milestones has increased recognition for Stellar Biotech among potential investors, financial community, and pharmaceutical industry.

We are very pleased at the growing number of inquiries received by the Company.  The requests for information span a wide variety of subjects – scientific, business and financial.  We have established an Investor Relations department with access to a cross-functional team of Stellar staff which is allowing us to respond in a timely manner to each inquiry.

Please feel welcome to contact our team at:  InvestorRelations@stellarbiotech.com

Stellar remains committed to providing fair and timely disclosure of information about corporate activities and status.  News will be press released and available online at SEDAR and EDGAR, as required.

Growth Roadmap

We have an ambitious agenda for the coming months.  We are actively exploring multiple avenues for joint venture and commercialization with a number of major biopharma companies.

We will work closely with our advisors to secure the capital to achieve the following goals:

•

Expand commercialization of Stellar KLH protein as a carrier for therapeutic vaccines through joint venture, out-licensing, and long-term supply agreements.

•

Advance Stellar’s proprietary Clostridium difficile immunotherapy program in preclinical studies, and identify additional candidates or technology within our newly-acquired C. diff portfolio.

•

Seek partnering or out-licensing of at least one C. diff candidate for vaccine drug or in vitro diagnostic markets.

•

Advance the use of injectable Stellar KLH™ in TDAR immunotoxicology (preclinical and clinical) by multiple large pharmaceutical and biotechnology clients.

•

Broaden peer-review recognition for Stellar KLH products and technology.

•

Engage an appropriate investment bank to support the company’s near- and long-term financing objectives.

•

Communicate the company’s corporate, financial and investor-related developments in ways that build public brand awareness and expand our shareholder base.

With appropriate and strategic financing, we believe these goals are achievable.  We have the technology, intellectual property, and experienced personnel in place.  We revolutionized the manufacture of KLH protein and we are poised to leverage this expertise into commercial success.

On behalf of Stellar employees and Board of Directors, we thank our customers, shareholders, partners, and advisors for your support.

We look forward to keeping you updated and we encourage your questions via the contact information below.

I also encourage you to learn more by visiting:

www.stellarbiotech.com

www.klhsite.com

www.facebook.com/StellarBiotech

Sincerely,

Frank Oakes

President and CEO

Stellar Biotechnologies, Inc.

InvestorRelations@stellarbiotech.com

Main Telephone +1 (805) 488-2800

Forward Looking Statements

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.